FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Table of Contents

Page
Press Release, dated May 6, 2004, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the first quarter ended April 3, 2004	13

DELHAIZE GROUP REPORTS FIRST QUARTER 2004 RESULTS
Sales Acceleration Continues

•	Strong organic sales growth of 3.8%

•	Comparable store sales growth of 2.5% in the United States and 3.1% in Belgium

•	Earnings before goodwill and exceptionals +2.2% at identical exchange rates

•	Continued strong free cash flow and net debt reduction

•	Confirmation of full year guidance

•	Successful placement of EUR 300 million convertible bond in April

BRUSSELS, Belgium, May 6, 2004 — Delhaize Group (Euronext Brussels: DELB) (NYSE: DEG), the Belgian international food retailer, announced today that in the first quarter of 2004 sales amounted to EUR 4.4 billion, 6.0% lower compared to prior year due to a 14.1% weaker U.S. dollar. Strong organic sales growth of 3.8%, excluding currency movements, acquisitions and divestitures, was supported by excellent sales momentum in the United States and Belgium.

Earnings before goodwill amortization and exceptionals amounted to EUR 89.8 million (EUR 0.97 per share), 8.8% lower year-over-year due to the weaker U.S. dollar. Operating margin was lower versus a particularly strong quarter a year ago. Previously announced exceptional charges resulted in a net loss for the Group of EUR -8.0 million.

Delhaize Group realized EUR 185.1 million free cash flow in the first quarter of 2004, and its net debt decreased from EUR 3.0 billion at the end of 2003 to EUR 2.9 billion at the end of March 2004.

(in millions of EUR, except EPS)	1st Q 2004	1st Q 2003	Change
Sales	4,370.9	4,651.6	-6.0%
Organic sales growth	+3.8%	+0.5%	-
Operating profit	185.0	209.4	-11.7%
Operating margin	4.2%	4.5%	-
Net earnings	(8.0)	46.3	N.A.
Earnings before goodwill and exceptionals	89.8	98.5	-8.8%

Net EPS (in EUR)	(0.09)	0.50	N.A.
EPS before goodwill and exceptionals (in EUR)	0.97	1.07	-9.1%

Net debt	2,905.1	3,521.3	-
Net debt to equity ratio	85.2%	99.2%	-

The average exchange rate U.S. dollar against the euro decreased in Q1 2004 by 14.1% against last year. The exchange rate of the U.S. dollar against the euro at the end of March 2004 decreased by 10.9% compared to the end of Q1 2003 and increased by 3.3% compared to end of 2003.

“We are pleased with our continued strong sales performance in the first quarter of 2004,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “The focus of our companies on sustainable sales growth initiatives resulted in comparable store sales growth of 2.5% in the U.S. and 3.1% in Belgium, continuing the positive trend that began in 2003.”

Mr. Beckers continued: “The operating margin decreased compared with last year because of the comparison with a very strong first quarter in 2003, but the gross margin improved versus the fourth quarter of 2003. Better price competitiveness and initiatives to improve sales are building sustainable growth. Measures like the implementation of our Hannaford inventory control system at Food Lion and Kash n’ Karry will enable us to improve margins. Our continued progress in the first quarter gives us confidence in our ability to achieve the full year goals we have communicated.”

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext.2529)

INCOME STATEMENT

In the first quarter of 2004, Delhaize Group posted an organic sales growth of 3.8%. Total sales decreased by 6.0% to EUR 4.4 billion due to the weakening of the U.S. dollar by 14.1% against the euro. At identical exchange rates, sales would have increased by 5.1%.

Sales were positively impacted by:

•	the good sales momentum in the four U.S. operating companies, resulting in a comparable store sales growth of 2.5% and total sales growth of 5.0% in the U.S. operations

•	the continued strong sales at Delhaize Group’s other operations, with excellent comparable store sales growth of 3.1% and total sales growth of 8.1% in Belgium;

•	ongoing store openings and the acquisition of 43 Harveys supermarkets consolidated from October 26, 2003, resulting in a sales network of 2,534 stores at the end of March 2004, an increase of 48 stores compared to the previous year.

Sales were negatively impacted by:

•	the deconsolidation of Shop N Save (Singapore) from October 1, 2003 due to the sale of this business; and

•	the closing of 34 Kash n’ Karry stores in Florida in January-February 2004.

The gross margin decreased to 25.8% of sales, a reduction by 32 basis points versus the first quarter of 2003, the best gross margin quarter in 2003, while it improved by 58 basis points versus the fourth quarter of 2003. The year-over-year decrease was attributable to more competitive prices at Food Lion, Delhaize Belgium and Alfa-Beta, higher than expected inventory shrink at Food Lion and the depreciation of the U.S. dollar reducing the contribution of the higher gross margin U.S. business.

Operating expenses (excluding depreciation and amortization) increased slightly from 18.2% to 18.3% of sales due to additional expenses at Hannaford associated with advertising and fuel costs and at Kash n’ Karry related to the repositioning of the company for the launch of Sweetbay Supermarket on Florida’s west coast.

Delhaize Group posted an operating profit of EUR 185.0 million, a decrease of 11.7% compared to prior year. At identical exchange rates, operating profit would have increased by 0.8%.

Net financial expense declined to EUR 82.6 million from EUR 93.4 million last year, primarily due to the weaker U.S. dollar. Exceptional pre-tax expenses of EUR 106.0 million were recorded in the first quarter of 2004. The after-tax exceptional expense amounted to EUR 67.4 million or USD 84.2 million, lower than the estimate of USD 88 million announced in January. Because these exceptional expenses were fully tax deductible, income taxes declined substantially.

Delhaize Group posted a net loss of EUR -8.0 million due to the exceptional charges. Per share, the net loss was EUR -0.09 in the first quarter of 2004 compared to net earnings of EUR 0.50 per share in 2003. In the first quarter of 2004, earnings before goodwill and exceptionals decreased by 8.8%. Per share, earnings before goodwill and exceptionals were EUR 0.97 (EUR 1.07 in 2003). At identical exchange rates, earnings before goodwill and exceptionals would have increased by 2.2%.

CASH FLOW STATEMENT AND BALANCE SHEET

In the first quarter of 2004, Delhaize Group generated free cash flow of EUR 185.1 million. Capital expenditures were EUR 74.2 million compared to EUR 70.5 million in the first quarter of 2003, a slight increase despite the weakening of the U.S. dollar due to more store openings.

Delhaize Group’s net debt amounted to EUR 2.9 billion at the end of March 2004, a decrease of EUR 119.5 million compared to EUR 3.0 billion at the end of 2003. The net debt to equity ratio was reduced to 85.2% at the end of March 2004 compared to 89.8% at the end of 2003 and 99.2% at the end of the first quarter of 2003.

In April 2004, Delhaize Group successfully placed EUR 300 million convertible bonds due 2009 at attractive conditions reflecting the positive market reaction to the transaction. The coupon on the bonds is 2.75% per annum and the conversion price is EUR 57.0. Delhaize Group issued the convertible bonds to refinance its existing short-term euro denominated debt. The placement was reserved to institutional investors.

GEOGRAPHICAL OVERVIEW

		Sales			Operating Margin		Operating Profit
				2004					2004
in millions		1st Q 2004	1st Q 2003	/2003	1st Q 2004	1st Q 2003	1st Q 2004	1st Q 2003	/2003
United States	USD	3,873.7	3,690.7	+5.0%	4.7%	5.2%	182.4	190.3	-4.1%
Belgium	EUR	939.8	869.2	+8.1%	4.5%	4.2%	42.0	36.2	+16.0%
Southern and Central Europe	EUR	293.8	290.2	+1.2%	0.8%	0.9%	2.3	2.6	-11.0%
Asia(1)	EUR	37.6	52.9	-29.0%	-2.5%	-3.6%	(0.9)	(1.9)	+51.1%
Corporate	EUR	—	—	N.A.	N.A.	N.A.	(4.4)	(4.8)	+9.0%

Delhaize Group	EUR	4,370.9	4,651.6	-6.0%	4.2%	4.5%	185.0	209.4	-11.7%

(1)	“Asia” includes in both periods Delhaize Group’s operations in Thailand and Indonesia and in the first quarter of 2003 also the results of Shop N Save (Singapore) which was deconsolidated on October 1, 2003 due to its sale.

•	In the first quarter of 2004, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 3.9 billion (EUR 3.1 billion), an increase of 5.0% over 2003 in local currency. Comparable store sales increased by 2.5%, continuing the positive sales momentum of the second half of 2003. The sales trend continued to be strong at all U.S. operating companies.

In the first quarter of 2004, Delhaize Group opened 4 new stores in the United States and closed 35 stores including 34 Kash n’ Karry stores. Five Food Lion stores were closed and reopened under the Harveys name. There was a net decrease of 31 stores to a total of 1,484 stores in the U.S.

In the first quarter of 2004, Delhaize U.S.’s operating margin decreased to 4.7% of sales from 5.2% in the first quarter of 2003, when the operating margin benefited from cost savings at Food Lion but did not yet reflect lower prices instituted from the second quarter of 2003 onward. The operating profit of Delhaize America decreased by 4.1% to USD 182.4 million (EUR 146.0 million).

During the first quarter of 2004, operating expenses (excluding depreciation and amortization) increased slightly in the U.S. due to additional costs at Hannaford associated with advertising and fuel costs and at Kash n’ Karry related to the repositioning of the company for the launch of Sweetbay Supermarket. Food Lion’s expenses were further reduced as a percentage of sales due to a disciplined focus on spending throughout the organization.

The U.S. gross margin declined due to unplanned shrink at Food Lion and initiatives in price competitiveness by Food Lion that started in the second quarter of 2003. Food Lion has currently installed its new inventory and margin system in more than 800 of its stores. This system will provide item level data and insight to support improved shrink performance throughout the remainder of the year.

In Florida, Kash n’ Karry will open or remodel 20 stores in 2004, mostly in the Ft. Myers/Naples market in 2004. As part of the new strategy, Kash n’ Karry will be rebranded over the coming three years to the new banner name “Sweetbay Supermarket” to communicate the changes more effectively to Florida customers.

Following the success of Food Lion’s market renewal in Raleigh, a second renewal program is being executed in Charlotte, North Carolina. Food Lion also plans to open five pilot stores to test a new store concept, format and brand name. The pilot stores will be named “Bloom, A Food Lion Market”, a new brand under the Food Lion banner. Bloom stores will be supermarkets with an extensive focus on convenience, designed to provide a simple, uncomplicated and hassle-free shopping experience. As its “Thought for Food” tagline suggests, Bloom will appeal to customers with a focus on shopping solutions, value-adding services, home meal replacement, easy-to-shop store lay-out and technology features that expedite the shopping experience to bring full meaning to the broad term “convenience”. The pilot stores are the result of the work of a cross-functional team from around the Group that developed this new store concept based on comprehensive consumer research.

•	In the first quarter of 2004, Delhaize Belgium sales grew by 8.1% due to the year-over-year expansion of the network by 23 stores to a total of 730, comparable store sales growth of 3.1% and the benefit of one extra trading day. The average sales basket grew further due to the success of commercial initiatives, the improvement of prices and the emphasis on continued renewal of the store concept. The market share of Delhaize Belgium continued to increase.

Despite a more competitive price position during the first quarter of 2004, the operating margin of Delhaize Belgium grew to 4.5% (4.2% in the first quarter of 2003) due to the strong sales momentum, the improved sales mix and disciplined cost management. The strong sales and operating margin resulted in an increase of the operating profit at Delhaize Belgium by 16.0% to EUR 42.0 million.

•	In the first quarter of 2004, sales in the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) grew 1.2% to EUR 293.8 million. Alfa-Beta (Greece) continued to increase its market share in a weak quarter for the Greek food retail sector. Its operating margin increased as a result of cost management. Delvita sales remained under pressure, but sales trends improved versus previous periods; however, the operating margin declined. Operating profit of the Southern and Central European operations of Delhaize Group decreased by EUR 300 thousand to EUR 2.3 million.

•	In the first quarter of 2004, the operations of Delhaize Group in Asia reported sales of EUR 37.6 million, a decrease of 29.0% compared to the first quarter of 2003 due the deconsolidation of Shop N Save from October 1, 2003 and the depreciation of the Asian currencies against the euro. In the first quarter of 2004, the operating margin loss of the Asian activities of Delhaize Group improved slightly and amounted to EUR -0.9 million.

2004 FINANCIAL OUTLOOK

On the basis of its first quarter results and its expectations for the remainder of the year, Delhaize Group confirms is full year guidance at exchange rates identical to 2003 (EUR 1 = USD 1.1312).

•	At identical exchange rates, it is expected that sales of Delhaize Group will grow in 2004 by 2.5% to 3.5%.

•	Comparable store sales growth of the U.S. business in 2004 is projected to be in the range of 0.5% to 1.5%. Based on the strong sales performance in the first quarter of 2004, the company expects U.S. comparable store sales growth to be in the higher end of this range.

•	At identical exchange rates, Delhaize Group expects earnings before amortization of goodwill and intangibles and exceptional items in 2004 to grow in mid single digits.

•	At identical exchange rates and with the charge for Kash n’ Karry store closings and the rebranding of the business, the growth of net earnings would be better in 2004 than the growth of earnings before amortization of goodwill and intangibles and exceptional items.

The 2004 sales and profit growth of Delhaize Group will be negatively impacted by the inclusion of a 53rd sales week in the United States in 2003. Adjusting for this 53rd week of sales in 2003, the outlook above would be 1.5 percentage points higher for growth of sales and 6.5 percentage points higher for growth in earnings before goodwill and exceptionals at identical exchange rates.

Number of Stores

	End of 1st Q 2004	Change	End of 2003	End of 2004
		1st Q 2004		Planned
United States	1,484	-31	1,515	1,518
Belgium(1)	730	+2	728	753
Greece	120	+1	119	138
Czech Republic	95	+1	94	99
Slovakia	14	—	14	13
Romania	16	+1	15	18
Thailand	36	—	36	35
Indonesia	39	+1	38	44

TOTAL	2,534	-25	2,559	2,618

(1)	Including 23 stores in the Grand Duchy of Luxembourg and two stores in Germany at the end of March 2004.

Conference Call and Webcast

The Delhaize Group management will comment on the first quarter 2004 financial results during a conference call starting May 6, 2004 at 03.00 p.m. CET. It can be attended by calling + 44 20 7019 0810 (U.K. participants) or +1 210 839 8500 (U.S. participants), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of March 2004, Delhaize Group’s sales network consisted of 2,534 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Income Statement

(in millions of EUR)	1st Q 2004	1st Q 2003
Sales	4,370.9	4,651.6
Cost of goods sold	(3,242.4)	(3,435.7)

Gross profit	1,128.5	1,215.9
Gross margin	25.8%	26.1%
Depreciation	(106.8)	(119.9)
Amortization of goodwill and intangibles	(36.9)	(38.9)
Operating expenses	(799.8)	(847.7)
Operating expenses as a % of sales	18.3%	18.2%

Operating profit	185.0	209.4
Operating margin	4.2%	4.5%
Financial income/(expense)	(82.6)	(93.4)

Profit before income taxes and exceptional items	102.4	116.0
Other income/(expense)	0.6	(1.4)
Exceptional income/(expense)	(106.0)	(32.7)

Profit before income taxes	(3.0)	81.9
Income taxes	(5.0)	(36.1)

Net profit from consolidated companies	(8.0)	45.8
Minority interests	—	0.5

Net earnings	(8.0)	46.3

Average EUR exchange rate in USD	1.2497	1.0731

Earnings per Share

(in EUR)	1st Q 2004	1st Q 2003
Profit before income taxes and exceptional items	1.11	1.26
Net earnings	(0.09)	0.50
Earnings before goodwill and exceptionals	0.97	1.07

Weighted average number of shares (1)	92,357,669	92,057,400
Number of shares outstanding at the end of the first quarter	92,737,587	92,392,704

(1)	In the first quarter of 2004, Delhaize Group issued 113,030 new shares, repurchased 22,098 shares and released (in conjunction with stock option exercises) 26,301 shares from its treasury shares. Delhaize Group owned 314,687 treasury shares at the end of March 2004, when they were valued at EUR 37.70.

Earnings Reconciliation

(in millions of EUR)	1st Q 2004		1st Q 2003
Reported earnings	(8.0)		46.3
Add (subtract):
Amortization of goodwill and intangibles		36.9		38.9
Taxes and minority interests on amortization of goodwill and intangibles		(6.5)		(7.0)
Exceptional (income)/expense		106.0		32.7
Taxes and minority interests on exceptional (income)/expense		(38.6)		(12.4)
Earnings before goodwill and exceptionals	89.8		98.5

Balance Sheet

(in millions of EUR)	March 31, 2004		December 31, 2003		March 31, 2003
Assets
Fixed assets	7,09	9.3	7,09	7.3	7,78	0.9
Goodwill	2,894.8		2,886.7		3,100.6
Other intangible assets	873.1		901.1		1,082.0
Tangible assets	3,222.0		3,204.0		3,563.9
Financial assets	109.4	(1)	105.5		34.4
Current assets	2,59	3.7	2,42	1.8	2,74	3.2
Inventories	1,352.5		1,376.9		1,565.6
Receivables and other assets	571.5		572.9		561.1
Treasury shares	11.9		12.9		5.5
Cash and short-term investments	657.8		459.1		611.0
Total assets	9,69	3.0	9,51	9.1	10,52	4.1
Liabilities
Group equity	3,41	1.2	3,36	9.2	3,54	8.2
Shareholders’ equity	3,376.2		3,333.9		3,516.0
Minority interests	35.0		35.3		32.2
Provisions and deferred tax liabilities	69	8.9	66	0.0	83	2.8
Long-term debt	3,36	7.7	3,28	8.5	3,65	6.0
of which financial debt	3,349.4		3,272.6		3,640.5
Current liabilities	2,21	5.2	2,20	1.4	2,48	7.1
of which financial liabilities	280.2		277.8		491.8
Total liabilities	9,69	3.0	9,51	9.1	10,52	4.1

EUR exchange rate in USD	1.2	224	1.2	630	1.0	895

(1)	Including EUR 66.7 million (USD 81.5 million) placed in a trust by Hannaford in 2003 to satisfy the remaining principal and interest payments due on a portion of its long-term debt.

Net Debt Reconciliation

(in millions of EUR)	March 31, 2004	December 31, 2003	March 31, 2003
Long-term financial debt	3,349.4	3,272.6	3,640.5
Current financial liabilities	280.2	277.8	491.8
Trust funding	(66.7)	(66.7)	—
Cash and short-term investments	(657.8)	(459.1)	(611.0)

Net debt	2,905.1	3,024.6	3,521.3
Net debt to equity ratio	85.2%	89.8%	99.2%

Cash Flow Statement

(in millions of EUR)	1st Q 2004	1st Q 2003
Operating activities
Income before minority interests	(8.0)	45.8
Adjustments for
Depreciation and amortization	202.5	164.5
Income taxes and interest expenses	94.9	146.3
Other non-cash items	(3.1)	3.9
Changes in working capital requirement	(22.4)	3.8
Additions to (uses of) provisions for liabilities and deferred taxation	19.7	(12.4)
Interests paid	(31.9)	(32.1)
Income taxes paid	(2.3)	(8.6)
Net cash provided by operating activities	249.5	311.2

Investing activities
Purchase of tangible assets (capital expenditures)	(74.2)	(70.5)
Investment in debt securities	(15.5)	—
Other investing activities	9.8	4.2
Net cash used in investing activities	(79.9)	(66.3)

Cash flow before financing activities	169.6	244.9

Financing activities
Proceeds from the exercise of share warrants and stock options	4.8	—
Treasury shares repurchased	(0.9)	—
Repayments of long-term loans (net of direct financing costs)	(6.2)	(9.3)
Trust funding for senior notes, net of maturities	2.3	—
Repayments of short-term loans	(1.9)	(30.6)
Net cash used in financing activities	(1.9)	(39.9)

Effect of foreign exchange translation differences and change of scope of consolidation	12.8	(11.7)
Net increase in cash and cash equivalents	180.5	193.3
Cash & cash equivalents at beginning of period	393.6	417.7
Cash & cash equivalents at end of period(1)	574.1	611.0

(1)	To reconcile with the cash and short-term investments reported in the balance sheet as of March 31, 2004, an amount of EUR 83.7 million should be added representing investments in debt securities with maturities over three months.

Free Cash Flow Reconciliation

(in millions of EUR)	1st Q 2004	1st Q 2003
Net cash provided by operating activities	249.5	311.2
Net cash used in investing activities	(79.9)	(66.3)
Investment in debt securities	15.5	—

Free cash flow (after dividend payments)	185.1	244.9

Organic Sales Growth Reconciliation

(in millions of EUR)	1st Q 2004		1st Q 2003
Sales	4,370.9		4,651.6

Harveys(1)		(78.7)		—
Shop N Save (49% shareholding)(1)		—		(16.1)
Effect of exchange rates		517.6		—

Organic sales growth	4,809.8		4,635.5

(1)	At 2003 exchange rates.

Adjusted EBITDA Reconciliation

(in millions of EUR)	1st Q 2004		1st Q 2003
Net earnings	(8.0)		46.3
Add (subtract):
Minority interests		—		(0.5)
Income taxes		5.0		36.1
Exceptional income / (expense)		106.0		32.7
Other income / (expense)		(0.6)		1.4
Financial income / (expense)		82.6		93.4
Depreciation		106.8		119.9
Amortization of goodwill and intangibles		36.9		38.9

Adjusted EBITDA	328.7		368.2
As % of sales	7.5%		7.9%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	1st Q 2004			1st Q 2003	2004/2003
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates
Sales	4,370.9	517.6	4,888.5	4,651.6	-6.0%	+5.1%
Adjusted EBITDA	328.7	44.1	372.8	368.2	-10.7%	+1.3%
Operating profit	185.0	26.0	211.0	209.4	-11.7%	+0.8%
Net earnings	(8.0)	(2.8)	(10.8)	46.3	N.A.	N.A.
Net EPS	(0.09)	(0.03)	(0.12)	0.50	N.A.	N.A.
Earnings before goodwill and exceptionals	89.8	10.9	100.7	98.5	-8.8%	+2.2%
EPS before goodwill and exceptionals	0.97	0.12	1.09	1.07	-9.1%	+1.9%
Free cash flow	185.1	28.6	213.7	244.9	-24.4%	-12.7%

(in millions of EUR)	March 31, 2004			Dec 31, 2003	Change
Net debt	2,905.1	(76.9)	2,828.2	3,024.6	-4.0%	-6.5%

REPORT OF THE STATUTORY AUDITOR

We have conducted a limited review of the interim consolidated accounts of Delhaize Group as at March 31, 2004. Our limited review consisted, for the most part, of analyzing and discussing financial information and was consequently less extensive than a review the purpose of which was to form an opinion on annual accounts. Our limited review did not reveal any significant adjustments which would be required to be made to the interim consolidated accounts as presented. — Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Ordinary General Meeting	May 27, 2004
•	ADR dividend record date	May 28, 2004
•	Dividend for the financial year 2003 becomes payable to owners of ordinary shares	June 1, 2004
•	Dividend for the financial year 2003 becomes payable to ADR holders	June 11, 2004
•	Press release – 2004 second quarter results	August 5, 2004
•	Press release – 2004 third quarter results	November 10, 2004

DEFINITIONS

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests
•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects
•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests
•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period
•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests
•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)
•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash
•	Operating expenses: salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising
•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, adjusted for a 53th sales week in the U.S.
•	Outstanding shares: the number of shares issued by the Company, including treasury shares
•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor
•	Working capital: inventories, long-term receivables, short-term receivables, prepayments and accrued income, trade creditors, liabilities for taxes, salaries and social security (except income taxes liabilities), other liabilities and accruals and deferred income (except accruals for interest expenses)

Adjusted EBITDA and earnings before goodwill and exceptionals are presented as additional analytical information. We do not represent adjusted EBITDA and earnings before goodwill and exceptionals as alternative measures to net earnings, which is determined in accordance with Belgian GAAP. Adjusted EBITDA and earnings before goodwill and exceptionals as reported by Delhaize Group might differ from similarly titled measures by other companies.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.
Unaudited Condensed Consolidated Financial Statements*
for the First Quarter Ended April 3, 2004

TABLE OF CONTENTS

Condensed Consolidated Statements of Income for the 13 weeks ended April 3, 2004 (unaudited) and March 29, 2003 (unaudited)	14

Condensed Consolidated Balance Sheets as of April 3, 2004 (unaudited) and January 3, 2004 (audited)	15

Condensed Consolidated Statements of Cash Flows for the 13 weeks ended April 3, 2004 (unaudited) and March 29, 2003 (unaudited)	16

Supplemental Financial Information	17

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended April 3, 2004 and March 29, 2003

(Dollars in thousands)

	13 Weeks	13 Weeks
	April 3, 2004	March 29, 2003
	(A)	(B)	A%	B%
Net sales and other revenues	$3,857,193	$3,627,592	100.00	100.00
Cost of goods sold	2,861,893	2,750,035	74.20	75.81
Selling and administrative expenses	787,091	737,928	20.40	20.34

Operating income	208,209	139,629	5.40	3.85
Interest expense	80,069	79,328	2.08	2.19

Income from continuing operations before income taxes	128,140	60,301	3.32	1.66
Provision for income taxes	50,969	21,702	1.32	0.60

Income before loss from discontinued operations	77,171	38,599	2.00	1.06
Loss from discontinued operations, net of tax	53,573	24,091	1.39	0.66

Income before cumulative effect of changes in accounting principle	23,598	14,508	0.61	0.40
Cumulative effect of change in accounting principle, net of tax	—	10,946	0.00	0.30

Net income	$23,598	$3,562	0.61	0.10

Note: Cost of goods sold includes an initial $87.3 million (2.41% of sales) charge in the 13 weeks ended March 29, 2003 related to the conversion in inventory accounting from the retail method to average item cost method at the Food Lion and Kash n’ Karry banners.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
As of April 3, 2004 and January 3, 2004

(Dollars in thousands)	April 3, 2004	January 3, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$483,026	$313,629
Receivables, net	116,696	111,729
Receivable from affiliate	11,427	14,708
Inventories	1,146,891	1,203,034
Prepaid expenses	83,065	41,234
Deferred tax assets	—	26,491
Other assets	14,007	9,936

Total current assets	1,855,112	1,720,761
Property and equipment, net	2,904,546	2,980,455
Goodwill, net	2,894,664	2,895,541
Other intangibles, net	762,940	775,830
Reinsurance recoverable from affiliate	132,790	129,869
Other assets	169,880	170,582

Total assets	$8,719,932	$8,673,038

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$720,556	$749,687
Payable to affiliate	321	2,118
Accrued expenses	328,894	298,389
Capital lease obligations — current	35,962	35,686
Long term debt — current	17,339	13,036
Other liabilities — current	72,082	55,626
Deferred income taxes	6,237	—
Income taxes payable	16,547	1,154

Total current liabilities	1,197,938	1,155,696
Long-term debt	2,935,795	2,940,135
Capital lease obligations	668,397	685,852
Deferred income taxes	239,862	270,685
Other liabilities	310,333	274,956

Total liabilities	5,352,325	5,327,324
Shareholders’ equity:
Class A non-voting common stock	163,076	163,076
Class B voting common stock	37,736	37,736
Accumulated other comprehensive loss, net of tax	(61,581)	(62,901)
Additional paid-in capital, net of unearned compensation	2,475,033	2,474,412
Retained earnings	753,343	733,391

Total shareholders’ equity	3,367,607	3,345,714

Total liabilities and shareholders’ equity	$8,719,932	$8,673,038

DELHAIZE AMERICA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Dollars in thousands)

	13 Weeks	13 Weeks
	4/3/2004	3/29/2003
Cash flows from operating activities
Net income	$23,598	$3,562
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	—	10,946
Change in accounting method	—	87,308
Provision for loss on disposal of discontinued operations	72,842	27,507
Streamline charges	—	2,346
Depreciation and amortization	116,179	110,276
Depreciation and amortization — discontinued operations	802	1,939
Amortization of debt fees/costs	498	489
Amortization of debt premium	317	283
Amortization of deferred loss on derivative	2,111	2,071
Amortization and termination of restricted shares	948	1,237
Interest earned on escrow	(490)	—
Accrued interest on interest rate swap	(3,306)	(4,201)
(Gain) loss on disposals of property and capital lease terminations	(743)	1,592
Deferred income taxes provision (benefit)	1,103	(27,579)
Other	13	496
Changes in operating assets and liabilities which provided (used) cash:
Receivables	(4,967)	25,287
Net receivable from affiliate	1,484	(6,106)
Income tax receivable	—	6,036
Inventories	56,143	71,669
Prepaid expenses	(41,831)	(49,068)
Other assets	1,536	(1,544)
Accounts payable	(29,131)	(83,664)
Accrued expenses	28,564	61,750
Income taxes payable	16,330	20,355
Other liabilities	(4,546)	(14,842)

Total adjustments	213,856	244,583

Net cash provided by operating activities	237,454	248,145

Cash flows from investing activities
Capital expenditures	(58,263)	(58,653)
Proceeds from sale of property	4,692	1,617
Other investment activity	(2,513)	(2,235)

Net cash used in investing activities	(56,084)	(59,271)

Cash flows from financing activities
Principal payments on long-term debt	(2,318)	(4,247)
Principal payments under capital lease obligations	(8,488)	(7,791)
Escrow maturities	2,808	—
Parent common stock repurchased	(4,567)	(19)
Tax payment for restricted shares vested	(432)	—
Proceeds from stock options exercised	1,024	—

Net cash used in financing activities	(11,973)	(12,057)

Net increase in cash and cash equivalents	169,397	176,817
Cash and cash equivalents at beginning of year	313,629	131,641

Cash and cash equivalents at end of period	$483,026	$308,458

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	3,300	7,301
Change in reinsurance recoverable and other liabilities	2,921	3,734
Harveys adjustment to purchase price allocation:
Property	61	—
Reduction of taxes payable and goodwill for tax adjustment	937	—

DELHAIZE AMERICA, INC.

Supplemental Information
(unaudited)

	First quarter ended
	April 3,	March 29,
	2004	2003
Adjusted EBITDA (Dollars in millions):
Net income	$23.6	$3.6
Add (subtract):
Cumulative effect of change in accounting principle	—	10.9
Discontinued operations, net of tax	53.6	24.1
Income taxes	51.0	21.7
Interest expense	80.1	79.3
Depreciation	106.0	101.2
Amortization of intangible assets	10.2	9.1
LIFO expense	1.3	—

Adjusted EBITDA	$325.8	$249.9

As a percent of Delhaize America sales	8.5%	6.9%
EARNINGS BEFORE AMORTIZATION AND EXCEPTIONAL ITEMS (Dollars in millions):
Net income	$23.6	$3.6
Add back, net of tax:
Cumulative effect of change in accounting principle	—	10.9
Amortization of intangibles	6.3	5.6

Earnings before amortization and exceptional items	$29.9	$20.1

FREE CASH FLOW RECONCILIATION (Dollars in thousands):
Net cash provided by operating activities	$237,454	$248,145
Net cash used in investing activities	(56,084)	(59,271)
Less Dividends paid	—	—

Free cash flow	$181,370	$188,874

NET DEBT RECONCILIATION (Dollars in thousands):
Long-term debt	$2,935,795	$2,946,704
Capital lease obligations	668,397	677,724
Long-term debt current	17,339	27,889
Capital lease obligations -current	35,962	33,254
Cash and cash equivalents	(483,026)	(308,458)
Escrow funding for Senior Notes	(81,991)	—

Net debt	$3,092,476	$3,377,113

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:
Stores opened	9	3
Stores acquired	0	0
Stores closed	40	44
Stores renovated	0	6
Total stores	1484	1444
Capital expenditures (dollars in millions)	$58.3	$58.7
Total square footage (in millions)	54.4	53.3
Square footage increase	2%	-1%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)
	By:	/s/ Michael R. Waller
Michael R. Waller
Date: May 6, 2004		Executive Vice President